Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations	$30,695	$21,405	$83,306	$94,320	$221,910	$127,213	$138,942
Equity in earnings and gains (losses) on equity transactions of equity investments	—	—	—	—	(119,423)	(26,115)	(45,443)
Fixed charges before preferred distributions	43,859	45,040	180,193	171,459	165,903	143,663	118,212
Distributions from equity investments	—	—	—	—	5,387	22,646	24,572
Capitalized interest	—	—	—	(489)	(335)	—	—
Adjusted Earnings	$74,554	$66,445	$263,499	$265,290	$273,442	$267,407	$236,283

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$43,859	$45,040	$180,193	$170,970	$165,568	$143,663	$118,212
Capitalized interest	—	—	—	489	335	—	—
Preferred distributions	12,667	12,667	50,668	60,572	44,692	46,000	46,000
Combined Fixed Charges and Preferred Distributions	$56,526	$57,707	$230,861	$232,031	$210,595	$189,663	$164,212

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.3x	1.2x	1.1x	1.1x	1.3x	1.4x	1.4x